Exhibit 99.115

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form 40-F of our report dated August 23, 2019, except for the subsequent events that occurred on October 7, 2019 and November 4, 2019 as described in Note 32 to the consolidated financial statements, as to which the date is November 7, 2019, relating to the consolidated financial statements of Liminal BioSciences Inc. (formerly Prometic Life Sciences Inc.) as of December 31, 2018 and for the year then ended, which appears in this Registration Statement.

/s/ PricewaterhouseCoopers LLP

Partnership of Chartered Professional Accountants

Montréal, Canada

November 12, 2019

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., an Ontario limited liability partnership.